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                               December 15, 2000


VIA EDGAR

The Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza Washington, D.C. 20549

          Re:  Senetek PLC (File No. 333-65967)
               Application for Withdrawal of Registration Statement on Form S-3
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Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Senetek PLC, a corporation organized under the laws of England (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, File No. 333-65967, together with all exhibits (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on October 21, 1998.

     The Registrant does not believe that it is in the best interests of the Registrant or its stockholders to proceed with the Registration Statement. No securities have been sold pursuant to the Registration Statement. Accordingly, we respectfully request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     Should you have any questions regarding this matter, please do not hesitate to contact the undersigned, or Jeffrey Pero of Latham & Watkins, legal counsel to the Registrant, at (415) 391-0600.

                                 Sincerely,

                                 Senetek PLC

                                 By: /s/ Frank J. Massino
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                                 Frank J. Massino
                                 President and Chief Executive Officer